Dragon Beverage, Inc.
1945 Judwick Drive
Columbus, OH 43229

August 2, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Janice McGuirk

Re:           Dragon Beverage, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 12, 2010
File No.: 333-165863

Dear Ms. McGuirk:

I write on behalf of Dragon Beverage, Inc., (the “Company”) in response to Staff’s letter of July 27, 2010, by John Reynolds, Assistant Director, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 3 to Registration Statement on Form S-1, filed July 12, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

summary

1.
please revise your second paragraph to clarify that the company does not have a contract or agreement with market beverage group, inc. also revise to indicate that a limited production run will cost at least $230,000.

In response to this comment, the Company included the requested language.

2.	please disclose the amount of cash on hand as of a more recent date. also address your disclosure that the company’s assets cannot satisfy its cash requirements at the present time.

In response to this comment, the Company included the requested language.

risk factors

“if we do not obtain additional financing…”, page 7

3.
we note your statement in the liquidity section that “the company’s assets cannot satisfy its cash requirements at the present time.”  please revise to address this risk prominently in this risk factor.

In response to this comment, the Company included the requested language.

4.	please disclose the amount of cash on hand as of a more recent date in this risk factor. also revise throughout your prospectus.

In response to this comment, the Company included the requested language.

5.	please break out as a separate risk factor, the fact that the company is not able to quantify the amount of funding needed to implement the business plan.

In response to this comment, the Company separated the risk factors as requested.

because competition from traditional non-alcoholic beverage manufactures may adversely affect…”, page 9.

6.	please revise to clarify that there is no assurance that a contract or agreement will be entered into with market beverage group, inc.

In response to this comment, the Company included the requested language.

“because we are subject to additional regulatory compliance matters…”, page 12

7.	please revise your risk factor heading to state “…has no experience managing a public company” as stated in line three of the first paragraph beneath this risk factor.

In response to this comment, the Company revised the heading as requested.

directors, executive officers…page 21

8.
we note your response that the computer business is “in the formative stages at this point”. please tell us how many hours per week mr. svishevskiy intends to devote to that business.  also, how is the computer business being funded?  it would appear appropriate to add back the disclosure regarding the computer business inasmuch as the beverage business also appears to be in the development stage.

In response to this comment, Mr. Svishevskiy does not currently own and operate a computer repair business.  He has spent time looking into forming an entity getting an idea of how to create a customer base, but his time on this project has been minimal to date.  He will not devote more than 5 hours per week in pursuit of this line of business.  As such, the Company believes it is immaterial to include in the Prospectus.  If, however, Mr. Svishevskiy’s time and effort to this computer business attains a point of materiality, the Company intends to disclose these results in future filings under the 1934 Securities and Exchange Act.

business of company, page 27

9.	revise your second paragraph to state that there is no current agreement or contract with market beverage group.

In response to this comment, the Company included the requested disclosure.

10.
we note your statement that you developed your three samples in coordination with market beverage group, inc. and that market beverage created samples based on your ingredients.  please revise to address who currently owns any rights associated with your drink samples created by market beverage.

In response to this comment, the Company revised its disclosure to indicate that it owns the rights associated with the drink samples due to the Company’s recipe that was provided to Market Beverage.

regulatory matters, page 33

11.	we note your response to comment 11. please revise to indicate that the company will need to raise money to cover the expenses associated with obtaining regulatory advice from third parties.

In response to this comment, the Company included the requested disclosure.

management’s discussion and analysis of financial condition and results of operations results of operations for the three months ended march 31, 2010…page 35

12.	we note your response to comment 15. please revise to indicate the dollar amounts for each noted category.

In response to this comment, the Company included the dollar amount for each category.

Sincerely,

/s/ Igor Svishevskiy
Igor Svishevskiy